UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. ___)
WiderThan Co., Ltd.

(Name of Subject Company)
WiderThan Co., Ltd.

(Names of Persons Filing Statement)
American Depositary Shares, as evidenced by American Depositary Receipts, each representing one
Common Share

(Title of Class of Securities)
Common Shares, par value (Won) 500 per share

(Title of Class of Securities)
967593 10 4

(CUSIP Number of Class of Securities)
WiderThan Americas, Inc.
11 West 42nd Street, 11th Floor
New York, New York 10036
Attention: Dan Nemo, General Counsel
(212) 391-6668

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Real Acquires WiderThan

Notice to Investors These slides are for informational purposes only and are not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy WiderThan Co., Ltd. common shares and American Depositary Shares will only be made pursuant to an offer to purchase and related materials that RealNetworks, Inc. intends to file with the Securities and Exchange Commission. WiderThan stockholders and other investors should read the tender offer statement, the offer to purchase and related materials carefully because they contain important information, including the terms and conditions of the tender offer. Once filed, WiderThan stockholders and other investors will be able to obtain copies of the tender offer statement on schedule 'TO', the offer to purchase and related documents without charge from the Securities and Exchange Commission through the Commission's web site at www.sec.gov. WiderThan stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

Forward-Looking Statements This presentation contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of RealNetworks, Inc., WiderThan Co., Ltd. and their respective consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward- looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; any projections of earnings, revenues, synergies, accretion, margins or other financial items relating to RealNetworks and WiderThan; the expected global market of Ringback Tones and Music on Demand; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; risks related to the timing or ultimate completion of the transaction; that, prior to the completion of the transaction, RealNetworks' business or WiderThan's business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in RealNetworks' and WiderThan's Securities and Exchange Commission reports and other filings, including but not limited to the risks described in RealNetworks' Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006 and other reports filed after RealNetworks' Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and WiderThan's Annual Report on Form 20-F for the fiscal year ended December 31, 2005. RealNetworks assumes no obligation and does not intend to update these forward-looking statements.

Real is Acquiring WiderThan for Approximately $350M Approximately $260M net cash purchase price Cash Tender Offer Deal Structure Financial Impact Accretive to earnings, excluding acquisition related charges Timeline Expected to close during Q1 2007

Agenda Introductory Comments Who is WiderThan Company History Core Businesses & Business Model Key Financial Metrics Why Real & WiderThan Are Joining Forces Q&A

Mobile Entertainment Leader Ringback Tone innovator & market leader Provides innovative wireless applications & services Proven leader in Korea, world's most advanced telecom market Provides services to over 50 carriers in 25 countries Trusted partner to tier 1 carriers Solid Financial Position Recurring revenues with high scaleable margins Profitable since 2001 and strong cash generation WiderThan Summary WiderThan Revenues ($mm) *Based solely on WiderThan August 2006 forward guidance 2002 2003 2004 2005 2006 EST Revenue 43.4 59 71.624 101.417 127.7 4.5 $127.7 - $132.2 *

WiderThan's History

- Strong Roots in South Korea
  - Emerged from SK Telecom (SKT) & spun out in June 2000
- Strong Long Term Relationship with SK Telecom
- Innovated Ringback Tone Category in 2002 & Launched with SKT
- Entered the U.S. Market Via Purchase of Ztango in October 2004
- Introduced Music On Demand Service with SKT in 2005
- IPO on NASDAQ in December 2005
- Today ~470 people - 290 in Korea, 150 in US, 30 ROW

September 12, 2006 Slide 7

WiderThan's Key Products

Carrier Application Services (CAS)- 69% of Total Revenues

- WiderMusic™ RBT - Ringback Tone
  - 16.9mm subscribers globally at end Q2'06
- WiderMusic™ Service Platform- Music On Demand (MoD)
  - Powers SK Telecom's & Verizon's MoD
- Metcalf Inter-Carrier™ Messaging (ICM)
  - 2-way messaging across SMS systems of mobile network operators
  - 9.2Bn messages in Q2'06

updated

September 12, 2006

Slide 8

WiderThan Ringback Tones (RBT) 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 RBT Active Users 7.1 8.2 8.8 9.6 10.47 11.9 13.7 14.3 15.4 16.9 WIDERTHAN RBT SUBS RBT ACTIVE USERS Network based service, works on any handset (mobile or fixed) WiderThan has over 16 Million paying subscribers worldwide RBT GLOBAL MARKET $0 $1,000 $2,000 $3,000 $4,000 $5,000 $6,000 2005 2006 2007 2008 2009 2010 2011 Revenue (000's) Source: ABI Research 2Q 2006 SK Telecom RBT penetration is ~43% ~6% average penetration in all other markets US RBT penetration predicted by Lehman to grow from 5% in 2005 to 20% in 2009

WiderThan Music on Demand (MoD) Key Tier 1 Carriers Using WiderThan MoD Platform SK Telecom - Melon Verizon Wireless - VCast Music Global MoD Market 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 10,000 2004 2005 2006 2007 2008 2009 2010 2011 Revenues $mm Source: ABI Research 2Q 2006

Selected WiderThan Customers Americas EMEA Asia REVENUE MIX 31% 1% 68% Hutchinson 3G

WiderThan's Business Model Recurring Revenue Model Revenue share with carriers based on consumer purchases Revenue grows as more subscribers purchase the service & subscribers refresh & download content Long-term contracts with carriers; deeply embedded solutions Strong Margins Attractive margins for carrier applications & content services Limited sales & marketing costs Everybody makes money

WiderThan Financial Summary 1 Adjusted EBITDA adds non-cash stock compensation back to EBITDA. 2 Adjusted net income adds back non-cash stock compensation. ADJUSTED EBITDA & NET INCOME ($mm) (1),(2) REVENUES ($mm) (1),(2) 2004 financials pro forma for acquisition of Ztango as if it occurred on January 1, 2004. Estimate: Based solely on WiderThan August 2006 forward guidance 2002 2003 2004 2005 2006 EST Revenue 43.4 59 71.624 101.417 127.7 4.5 2002 - 2006E CAGR: 31% $127 - $132

Why Real & WiderThan Are Joining Forces Product Synergy with Mobile Carriers Worldwide; One-Stop Shop for Music Applications - RBT & MoD Video Applications - VoD Media Delivery Technology - Helix(tm) Games Music Convergence Between PC, Mobile Phone, & Portable MP3 Players Common Cultures of Technology-Based Innovation

Common Heritage of Innovation 1995 1999 1998 2000 1997 1997 2001 2002 2003 2004 2005 2006 1996 Established company Ringtone content for SK Telecom Began publishing games RBT Service for SK Telecom RBT for: Acquired Ztango Globe Bharti Verizon RBT for T-Mobile MOD service for SK Telecom RBT for: Excelcom TMN MOD service for Verizon Launched RealAudio(r) 1.0 1st live internet broadcast of a baseball game RealAudio(r) 3.0 launches RealJukebox(r) 1.0 launched RealPlayer(r) 7 launched RealOne(r) Platform launched RealVideo(r) 9 released Helix DNA Client released Vodafone deploys Real servers Acquired Listen.com(r) Acquired Gamehouse(r) Comcast online music service Mobile Video Service for Cingular RealVideo(r)

Real & WiderThan Complementary Strengths GEOGRAPHY LINES OF BUSINESS North America Carrier Services Consumer Services EMEA Asia

Summary Real Acquiring WiderThan for Approximately $350M WiderThan is a Great Fit with Real Leader in Mobile Music & Entertainment Great Relationships with Tier 1 Mobile Carriers Strong, Scalable Business Model Excellent Product,Technology, & Marketing Synergy

Q&A